SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

27 FEBRUARY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
[X]
      Form 40-F:
[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
[   ]
      No:
[X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
[   ]
      No:
[X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
[   ]
      No:
[X]

Enclosures:
   ANGLOGOLD ENTERS INTO PURCHASE AND SALE AGREEMENT ON JERRITT CANYON JOINT
VENTURE

 North American investor relations contact:
 Charles Carter
cecarter@anglogold.com
Telephone: (800) 417-9255 or (212) 750-7999
Fax: (212) 750-5626
  www.anglogold.com

ANGLOGOLD ENTERS INTO PURCHASE AND SALE AGREEMENT
ON JERRITT CANYON JOINT VENTURE

New York  February 27, 2003  AngloGold (NYSE:AU) today announced that it has entered into a purchase and sale agreement with Queenstake Resources U.S.A. Inc. on its interests in the
Jerritt Canyon Joint Venture. This follows an unsolicited offer by Queenstake to the Jerritt Canyon joint venture partners. AngloGold owns 70% of the joint venture and is the operator and managing partner of the Jerritt Canyon mine. In terms of the agreement, Queenstake will pay the
Jerritt Canyon Joint Venture $8 million on closing, with $6 million in deferred payments, with additional royalty payments. Queenstake will accept full closure and reclamation and other liabilities. The transaction is expected to close no later than March 31, 2003.
For the year ended December 31, 2002, Jerritt Canyon produced 237,000 attributable ounces of gold at a total cash cost of $249 per ounce.

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements.  Such statements are only predictions and actual events or results may differ materially.  For a discussion of important factors including, but not limited to, development of the Companys business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Companys annual report for the year ended December 31, 2001 which was filed with the Securities and
Exchange Commission on June 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  27 FEBRUARY 2003
By:  /s/ C R BULL

Name:  C R Bull
Title:    Company Secretary